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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 0 4 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Univest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5704 8th Avenue

(No. and Street)

Brooklyn	NY	11220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ying Cui   (212)343-8888

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name - if individual, state last, first, middle name)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).



OATH OR AFFIRMATION

I, Ying Cui _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, Inc. _____, as of December 31, _____20 13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____
Signature

President
_____
Title

Notary Public

JOSE J GUZMAN
Notary Public
State of New Jersey
My Commission Expires Oct 1, 2018

This report** contains (check all applicable boxes):
✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholders   Equity or Partners' or Sole Proprietor's Capital
✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
✓ (1) An Oath or Affirmation.
✓ (m)A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o)Independent auditor's report on internal accounting control
   (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Univest Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2013

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

Independent Auditor's Report

Stockholders'
Univest Securities, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of Univest Securities, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 18, 2014

UNIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	332,423
Commission receivable		21,668
Marketable Securities, at fair value		307,075
Prepaid expense		2,172
Total Current Assets		663,338
Property and Equipment		
Property		76,563
Furniture & fixtures		14,170
Automobiles		67,748
Computer equipment		27,300
		185,781
Less: Accumulated depreciation		(149,486)
		36,295
Other Assets		
Deposit at Clearing		100,015
Total Assets	$	799,648

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable & accrued expenses	$	16,350
Other payable		48,405
Net Payable for Unsettled Regular-Way Trades		77,714
Total Current Liabilities		142,469
Total Liabilities		142,469
Stockholders' Equity		
Common stock, no par, Authorized 200 shares,		
200 shares issued and outstanding		232,500
Additional Paid-in Capital		809,308
Retained earnings (deficit)		(384,629)
Total Stockholders' Equity		657,179
Total Liabilities and Stockholders' Equity	$	799,648

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

REVENUES

Commissions	$	456,972
Amazon internet sale		47,276
Rental income		8,602
Dividends		4,349
Interest income		576
Finance service		14,362
Advisor fee		4,490
Loss on trading securities		(32,363)
		504,263

OPERATING EXPENSES

Wages	105,556
Rent	20,454
Brokerage fees & related expenses	26,827
Consulting & professional fees	122,740
Commissions	99,984
Amazon internet sale cost	44,588
Insurance	16,898
Utilities	6,578
Payroll & other taxes	6,725
General & administrative	22,525
Depreciation expense	4,312
	477,187

Income before tax		27,077
Income tax		3,221
Net Income	$	23,856

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2013

Subordinated Liabilities at December 31, 2012	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2013	$	-

See accompanying notes.

UNIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Number of Shares	Amount			
Balance at December 31, 2012	200	$ 232,500	$ 809,308	$ (408,485)	$ 633,323
Current year activity					
Income from operations		-	-	23,856	23,856
Balance at December 31, 2013	200	$ 232,500	$ 809,308	$ (384,629)	$ 657,179

See accompanying notes.

UNIVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	23,856
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
Depreciation		4,312
Unrealized gain on investments		(50,328)
(Increase) Decrease in Operating Assets:		
Commission receivable		(6,441)
Prepaid expense		(2,171)
Other receivable		481
Security deposit		4,000
Deposit at clearing		(49,761)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		32,814
Net cash used in operating activities		(43,239)

Cash Flows From Investing Activities

Securities transactions, net		(164,946)
Net cash used in investing activities		(164,946)

Cash Flows From Financing Activities | | - |

Net decrease in cash		(208,185)
Cash and cash equivalents at Beginning of Year		540,607
Cash and cash equivalents at End of Year	$	332,422

Supplemental Disclosures		
Cash paid for income taxes	$	3,221
Cash paid for interest		-

See accompanying notes.

1 Organization and Nature of Business

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2013 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of six years for equipment and thirty years for property.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2013 and there are no open tax years prior to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(h) Advertising and Marketing

Advertising and marketing costs of $962. are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 18, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure far value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value of Financial Instruments"

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $570,469, which was $470,469 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.2497 to 1.

4   Leases

During the year the Company conducted its operations from facilities that were leased under a five year operating lease agreement dated September 28, 2011 and expiring on October 16, 2016. The Company was also is also responsible for an additional security deposit in the amount of $2,068 that was due on March 28, 2012. On December 11, 2013 the Company signed a Surrender of Lease Agreement and terminated the lease.

Rental expense under this lease for the year ended December 31, 2013 was $7,800.

5   Credit Risk and Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. Cash and securities held at Apex Clearing Corporation are insured by SIPC up to a maximum of $500,000 of which $250,00 may be cash. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities transactions.

6   Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash and cash equivalents	$ 332,423
Commission receivable	21,668
	$ 354,091
Liabilities	
Accounts payable and accrued expenses	$ (64,755)

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

8   Marketable Securities Available-for-Sale

Investments are presented in the financial statements at fair value and are considered a *Level 1* input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above).   The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9   Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis.   Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker.   Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.   In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company.   In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.   The clearing organization also requires the Company to maintain a minimum net capital balance of $100,000. This requirement is in addition to the minimum net capital balance requirement discussed in Note 3 above.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.   These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities.   At December 31, 2013 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report on
Internal Accounting Control

Stockholders'
Univest Securities, Inc.

In planning and performing our audit of the financial statements of Univest Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 18, 2014

UNIVEST SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2013

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2013 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. Univest Securities, Inc. clears on a fully disclosed basis, and possession and control is handled through Apex Clearing Corporation. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $100,000.

UNIVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2013
Schedule I

NET CAPITAL

Common stock	$	232,500
Additional Paid-In Capital		809,308
Retained earnings (deficit)		(384,629)
Total Credits		657,179

Debits

Receivables		-
Property & equipment less accumulated depreciation		36,295
Other non-allowable		2,552
Haircuts - Options		16,069
- other securities		31,794
Total Debits		86,710
NET CAPITAL	$	570,469

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	9,488
Minimum capital requirement		100,000
Net capital in excess of requirements	$	470,469

Ratio of Aggregate Indebtedness to Net Capital	0.2497 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2013)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	572,642
Net Capital, per above		570,469
Difference	$	2,173

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2013.

UNIVEST SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2013

Schedule II

AGGREGATE INDEBTEDNESS:

Commission payable	$	16,350
Other payable		48,405
Net Payable for Unsettled Regular-Way Trades		77,714
Total Aggregate Indebtedness	$	142,469

UNIVEST SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2013

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

UNIVEST SECURITIES, INC.

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Univest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Univest Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Univest Securities, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences, as amended;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 18, 2014

UNIVEST SECURITIES, INC.
SIPC Transitional Assessment Reconcilaition
Decenber 31, 2013

Schedule III

General Assessment Calculation

Total Revenue	$	533,028
Revenue exempt from assessment		233,704
		299,324
Rate		0.0025
General Assessment Due		748
Less Payments: SIPC 6		(353)
Plus: Interest		
Remaining Assessment Due		395
Paid with SIPC 7		(393)
Balance Due	$	2

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.